December 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joel Parker, Accounting Branch Chief

Jim B. Rosenberg, Senior Assistant Chief Accountant

Vanessa Robertson, Senior Staff Accountant

Re:	Juno Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 19, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 12, 2015

File No. 001-36781

Ladies and Gentlemen:

On behalf of Juno Therapeutics, Inc. (the “Company”), I submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 30, 2015 (the “Comment Letter”), relating to the above referenced filings. For your convenience, I have repeated the comment contained in the Comment Letter before the Company’s response.

Form 10-Q for the quarterly period ended September 30, 2015

Notes to Condensed Consolidated Financial Statements

2. Acquisitions, page 16

1.	Regarding your Stage and X-Body acquisitions, please tell us why you believe that a replacement cost method for valuing acquired in-process research and development is appropriate. In addition, tell us why the goodwill recorded significantly exceeded the acquired in-process research and development recorded in light of the nature of the activities of the companies acquired which appear to be research and development related.

In valuing the in-process research and development (“IPR&D”) acquired in the Stage and X-Body acquisitions, the Company considered all three commonly used valuation approaches: the market approach, income approach, and cost approach. The Company assessed the merits of each valuation approach taking into consideration the specific characteristics of the IPR&D assets in each of the two transactions that were subject to fair value as of the measurement date. As part of the Company’s

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December 10, 2015

assessment of the appropriate valuation methodology, and working with an external valuation specialist, the Company reviewed relevant valuation guidance as described in the Accounting and Valuation Guide on Assets Acquired to Be Used in Research and Development Activities (“IPR&D Guide”) published by the American Institute of Certified Public Accountants (“AICPA”).

The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities, such as a business. As described in paragraph 1.11 in the IPR&D Guide, “The prices in recent transactions of comparable technology may be a reasonable basis for estimating the fair value of an early-stage technology. In such circumstances, the valuation specialist would study the characteristics of the asset and the stage of its development to ensure that the subject and comparable assets are reasonably similar. However, sales prices of comparable IPR&D assets are seldom available because either (a) IPR&D assets typically transfer with the sale of a business, not individually, or (b) when they do transfer individually, they may not be comparable to the subject asset. Therefore, the market approach seldom is used to value IPR&D assets, unless exchanges of individual assets comparable to the subject asset can be observed.” The Company considered the market approach, but did not utilize this method in the fair value analysis of the IPR&D because public information on assets comparable to the acquired IPR&D was not available. Thus, the Company does not believe the market approach would provide a reliable estimate of fair value for the IPR&D.

The Company also considered the income approach. Although the income approach is commonly used to value IPR&D assets, it is generally predicated upon availability of reliable prospective financial information (“PFI”) for the assets. As of respective measurement dates, both Stage and X-Body were early-stage companies in the highly volatile biotechnology industry. As of the respective acquisition dates for Stage and X-Body, the primary technology (IPR&D) owned by Stage and X-Body were in early stages of development with limited or no use in clinical settings. Developing a set of PFIs for the respective businesses, and the acquired IPR&D would require utilizing very subjective estimates and assumptions (such as, but not limited to, required investment, potential clinical applicability, probability of success of clinical applications/candidates, timing and probability of approval by regulatory agencies, market opportunity, revenue, cost of goods, taxes, and profitability estimates, etc.) that would be extremely difficult to support and be reasonably audited. Thus, in the Company’s view, such PFI for the acquired companies and the corresponding IPR&D would have been highly speculative. The Company acquired Stage and X-Body because of each entity’s potential to improve upon such entity’s existing technology, which, if viable, could potentially be incorporated into, or used as part of the manufacturing process for, future Juno product candidates. The IPR&D acquired from Stage and X-Body would be one element among many that would be incorporated into, or used in the manufacture of, future Juno product candidates. To effectively monetize the Stage IPR&D, a significant investment is required including further development of the manufacturing process and related scale-up in the production of Stage materials to support the manufacture of Juno

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December 10, 2015

product candidates for clinical trials that could ultimately lead to regulatory approval and revenue for the associated Juno product candidates. The IPR&D acquired from X-Body also requires significant investments to develop and advance the potential technologies to clinical trials, including incorporating the technologies into Juno product candidates, conducting clinical trials, obtaining relevant regulatory approvals, and commercializing any resulting successful product candidates. Based on these considerations, and specifically, the significant challenges of developing reliable and auditable PFI, the Company did not utilize the income approach in estimating the fair values of the IPR&D acquired in the Stage and X-Body acquisitions.

Finally the Company considered the cost approach. The Company understands the limited situations for which the cost approach can be employed, as further described in Paragraph 1.04 of the IPR&D Guide:

“For purposes of measuring the fair value of in-process research and development (IPR&D) assets, the cost approach is applied only in limited circumstances. For example, the cost approach may be used to value dedicated, single purpose fixed assets used in research and development (R&D) activities, assets that can be substituted effectively through replacement or reproduction, or IPR&D projects that are in initial stages of development in which robust prospective financial information (PFI) does not exist. The market approach is seldom used to value IPR&D assets due to the lack of observable market values for similar assets, except in certain cases in which there may be sufficient observable asset pricing data. In most instances, however, the income approach is used to value IPR&D assets.”

Additionally, Paragraph 1.09 of the IPR&D Guide (see paragraph 1.09 C) provides additional guidance on the situations when the cost approach can be utilized to estimate the fair value of IPR&D projects.

“Because many assets used in R&D activities are unique or proprietary and cannot be reproduced or otherwise replaced, the task force believes that the cost approach will generally not be appropriate for valuing such assets as the intangible portion of an IPR&D project. However, the use of a cost approach may be appropriate in limited circumstances, including the valuation of (a) single purpose fixed assets, (b) assets that can be substituted effectively through replacement or reproduction, or (c) specific IPR&D projects in which the stage of development, although substantive, is so early that reliable information about anticipated future benefits does not exist.”

In summary, the Company thoroughly evaluated the merits of each of the three conventional valuation methods as it relates to estimating the fair values of the IPR&D acquired in the Stage and X-Body acquisitions and determined that the cost approach was best suited to estimate fair value for the assets as of the measurement date primarily because each of the Stage and X-Body acquisitions entailed specific IPR&D projects in which the stage of development, although substantive, was so early that reliable information about anticipated future benefits did not exist.

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December 10, 2015

The second part of the Staff’s comment relates to allocation of the purchase price between goodwill and IPR&D. The Company acquired Stage and X-Body because of each entity’s potential to improve upon its existing technology, which, if viable, could potentially be incorporated into, or used in the manufacture of, future product candidates developed by the Company that may be superior to existing product candidates or more easily or less expensively manufactured. The Company recognized the significant risk associated with developing the technologies for use in clinical development, utilizing the technologies in clinical trials, manufacturing any product candidates produced from or manufactured using the technologies, seeking regulatory approval, and commercializing the product candidates incorporating, or manufactured using, the acquired technologies. Such development will require significant additional investments to realize the potential value of the technologies in each of these acquisitions. The risks associated with pursuing and successfully achieving regulatory approval and commercializing the products is inherently captured in the allocation of the value between the IPR&D and the goodwill.

In both transactions, the purchase consideration was comprised of an upfront cash and stock payment and contingent consideration. The portion of the purchase consideration allocated to goodwill reflects the unidentifiable intangible assets in each transaction, which includes the deep expertise and knowledge of the highly specialized assembled workforce in place at Stage and X-Body as of the measurement dates, which are not separately identifiable from goodwill per financial reporting guidance under FASB’s ASC Topic 805 Business Combinations. Neither Stage nor X-Body was acquired for its stand-alone technology, but rather for the potential for these technologies to be further developed and incorporated into, or used in the manufacturing process for, future product candidates developed by the Company that may be superior to existing product candidates or more easily or less expensively manufactured. As such, the goodwill also represents the potential synergies between the Company and the acquired companies and the potential for significantly improved product candidates and/or manufacturing process than what existed at the time of the acquisition.

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Securities and Exchange Commission

December 10, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct your questions or comments regarding the Company’s responses to the Staff’s comments to me or Michael Nordtvedt at Wilson Sonsini Goodrich & Rosati, P.C. at (206) 883-2524 or mnordtvedt@wsgr.com. Thank you for your assistance.

Sincerely,

/s/ Steven D. Harr

Steven D. Harr

Chief Financial Officer & Head of Corporate Development

cc:	Hans Bishop, Juno Therapeutics, Inc.
Bernard Cassidy, Juno Therapeutics, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.
Kathy Smith, Ernst &Young LLP